Exhibit 99.1

For immediate release

Sify Technologies Ltd. Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

Chennai, India, July 24, 2024 - Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 31 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

The letter also indicated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company will be provided with a compliance period of 180 calendar days, or until January 15, 2025, to regain compliance with the bid price requirement. If at any time before January 15, 2025, the bid price of the ADSs closes at or above $1.00 per ADS for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the bid price requirement, and the matter will be closed.

The notice has no immediate effect on the listing of the ADSs, which continue to trade on the Nasdaq Capital Market under the symbol “SIFY”.

In the event the Company does not regain compliance by January 15, 2025, the Company may be eligible for additional time to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the bid price requirement. The Company would also be required to provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, Nasdaq would provide notice to the Company that its ADSs would be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its ADSs and will evaluate available options to regain compliance with the bid price requirement. However, there can be no assurance that the Company will be able to regain compliance with the bid price requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com